Amendment to the Trust’s By-Laws, dated May 15, 2003

Article V, Section 1 of the Trust’s By-laws be, and it hereby is, amended and restated as follows:

Section 1. Executive and Other Committees. The Trustees by vote of a majority of all the Trustees may elect from their own number an Executive Committee to consist of not less than two (2) members to hold office at the pleasure of the Trustees, which shall have the power to conduct the current and ordinary business of the Trust while the Trustees are not in session and such other powers of the Trustees as the Trustees may delegate to them, from time to time, except those powers which they are by law, the Declaration of Trust or these By-laws prohibited from delegating. The Trustees may also elect from among their own number and the officers of the Trust other Committees from time to time; the number composing such Committees, the powers conferred upon the same (subject to the same limitations as with respect to the Executive Committee) and the term of membership on such Committees to be determined by the Trustees. The Trustees may designate a chairman of any such Committee. In the absence of such designation the Committee may elect its own Chairman.